February 14, 2025

David Polinsky
Chief Financial Officer
Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102

       Re: Rafael Holdings, Inc.
           Form 10-K for Fiscal Year Ended July 31, 2024
           Filed November 7, 2024
           File No. 001-38411
Dear David Polinsky:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Dov Schwell